CUMBERLAND PHARMACEUTICALS INC.
POLICY FOR THE
RECOVERY OF PREVIOUSLY AWARDED INCENTIVE COMPENSATION
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A.    OVERVIEW
In accordance with the applicable rules of the Nasdaq Stock Market (the “Nasdaq Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors (the “Board”) of Cumberland Pharmaceuticals Inc. (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of certain previously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section H, below.
B.    RECOVERY OF PREVIOUSLY AWARDED COMPENSATION
(1)    In the event of an Accounting Restatement, the Company will reasonably promptly recover the Previously Awarded Compensation Received for the relevant period in accordance with Nasdaq Rules and Rule 10D-1 as follows:
(i)    After an Accounting Restatement, the Compensation Committee (the “Committee”) shall determine the amount of any Previously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any such Compensation and a request for repayment or return of such compensation, as applicable.
(a)    For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Previously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:
i.    The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and
ii.    The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.
(ii)    The Committee shall have discretion to determine the appropriate means of recovering such Previously Awarded Compensation based on the particular facts and circumstances.
(iii)    To the extent that the Executive Officer has already reimbursed the Company for any such Previously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Previously Awarded Compensation that is subject to recovery under this Policy.
(iv)    To the extent that an Executive Officer fails to repay all such Previously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover it from the applicable individual.

(2)    Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee determines that recovery would be impracticable and any of the following three conditions are met:
(i)    The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy will exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Previously Awarded Compensation, documented such attempt(s) and provided such documentation to Nasdaq;
(ii)    Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Previously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or
(iii)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
C.    DISCLOSURE REQUIREMENTS
The Company shall file all disclosures with respect to this Policy as required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.
D.    PROHIBITION OF INDEMNIFICATION
The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any such Previously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any such Previously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).
E.    ADMINISTRATION AND INTERPRETATION
This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.
F.    AMENDMENT; TERMINATION
The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section F to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

G.    OTHER RECOVERY RIGHTS
Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy.
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.
H.    DEFINITIONS
For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
(1)    “Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
(2)    “Retrieval Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after the effective date of the applicable Nasdaq rules, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Previously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Retrieval Period (as defined below).
(3)    “Retrieval Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
(4)    “Previously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Retrieval Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
(5)    “Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).
(6)    “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

(7)    “Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
(8)    “Nasdaq” means The Nasdaq Stock Market.
(9)    “Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.
(10)    “Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
Effective as of December 1, 2023.

Exhibit A
ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF PREVIOUSLY AWARDED COMPENSATION
By my signature below, I acknowledge and agree that:
•    I have received and read the attached Policy for the Recovery of Previously Awarded Compensation (this “Policy”).
•    I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Previously Awarded Compensation to the Company in accordance with this Policy.

Signature:    ________________________________

Printed Name:    ________________________________

Date:        ________________________________